AMR Investments


                              September 27, 1999




American Select Funds
4333 Amon Carter Boulevard, MD 5645
Forth Worth, Texas  76155


Gentlemen:

      We are writing in connection with 100,000 shares of beneficial interest of the American Select Cash Reserve Fund, a series of the American Select Funds, a Massachusetts business trust, that we have purchased from you at a price of $1.00 per share. This is to advise you that the shares we have purchased were purchased for investment only with no present intention of selling such shares, and we do not now have any intention of selling such shares.



                                          Very truly yours,


                                          /s/ William F. Quinn
                                          --------------------
                                          William F. Quinn
                                          President








4333 Amon Carter Blvd.
MD 5645
Fort Worth, TX 76155

817-967-3509
817-967-0768 FAX